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EXHIBIT 99.3

                                 NEWS RELEASE
                             For Immediate Release

       MORRISON RESTAURANTS INC. UPDATES STRATEGIC ALTERNATIVES EFFORTS
                      AND ANNOUNCES THIRD QUARTER RESULTS

     Atlanta, Ga. - April 10, 1998 - Morrison Restaurants Inc. today provided an update on its previously announced strategic alternatives evaluation efforts and reported revenues and results of operations for the third quarter of fiscal year 1998.

     The Company said that as part of the strategic alternative process, it provided information to and held discussions with a number of parties concerning a possible business combination including a possible sale of the Company. Following these discussions, the Company has received certain preliminary indications of interests for the acquisition of the Company and is conducting negotiations with interested parties but said that it could not provide any further details at this time.

     For the third quarter of fiscal 1998, revenues for Morrison Restaurants Inc. were $58,763,000, a decrease of 5.1% from the same quarter of the prior year. Sales for units open in both periods were down 1.4% versus last year. The Company incurred an operating loss of ($34,000) compared to an operating profit of $1,186,000 for the third quarter of fiscal 1997. Net loss and basic and diluted loss per share were ($90,000) and ($0.01) for the quarter, respectively. Customer traffic trends were down versus last year, although the rate of decline has slowed in the third quarter compared to the first two quarters of fiscal 1998. Lower customer traffic was the primary reason for the second quarter operating loss. Labor costs have increased, primarily as a result of the September 1, 1997 minimum wage increase. Additionally, the results were adversely impacted by costs associated with the closing of six restaurants during the quarter, five of which were generating cash flow losses, and the sixth being an older restaurant whose lease expired. The third quarter results were positively impacted by reduced food and selling, general and administrative costs.

     Ronnie Tatum, Chief Executive Officer stated, "I am very pleased with the improvements that have been made in addressing the cost pressures in our restaurants and the improvement in results they have brought compared with the first and second quarters of the fiscal year. We will continue to attack these cost pressures, particularly our labor costs, in an effort to return to profitable operations. We are also making significant strides in addressing our customer counts. We are actively pursuing a program of local store marketing to enhance the visibility of our restaurants to the locations they service. Additionally, our customers have responded favorably to our enhanced menu offerings and their quality. "

     As previously announced, in accordance with Financial Accounting Standard No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of", the Company records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be
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EXHIBIT 99.3

impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. In light of the results of operations for the first three quarters of fiscal 1998, the Company continues to monitor closely the effect of improvement plans being implemented. In the event these improvement plans are not effective, the Company may need to write-down certain assets to their estimated fair value. Based on the results of future operations, the Company may also implement plans to close certain underperforming restaurants and dispose of assets. Once adopted, these plans could result in a write-down of certain assets to their estimated fair value.

     Morrison Restaurants Inc. is a restaurant company with $240 million of annual revenue with 142 restaurants in 13 states located in the Southeastern and mid-Atlantic regions. It is publicly traded on the New York Stock Exchange (symbol:MRN).
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For more information, contact:            Ronnie Tatum
Tel: (770) 308-3652                       Chief Executive Officer


                                          Craig Nelson
                                          Senior Vice President - Finance

This press release contains "forward-looking" statements which represent the Company's expectations or beliefs concerning results and growth during fiscal year1998 and beyond. The Company cautions that a number of important factors could, individually or in the aggregate, cause actual results to differ materially from such forward-looking statements including, without limitation, the following: general economic conditions; consumer spending trends; mall traffic trends; changes in food costs; increased competition in the restaurant industry; and changes in laws and regulations affecting labor and employee benefits.